ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

[redacted]

07021656

March 7, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release announcing the results of EDC's shareholders meeting held on March 1, 2007, which was disseminated on March 1, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua E.
Director of Investor Relations
Telephone: (58-212) 502-1893/2062
e-mail: edcinversionistas@aes.com

EDC ORDINARY SHAREHOLDERS' MEETING RESULTS

Caracas, Venezuela (March 01, 2007): C. A. La Electricidad de Caracas (EDC) announced, at the end of its Ordinary Shareholder's Meeting held at the Company's offices in Caracas, the approval of the following points:

1. The Company's Annual Report submitted by the Board of Directors and the Consolidated Financial Statements as of year-end 2006, with the External Auditors' opinion and the Statutory Auditors' Report .
2. Principal and Alternate Members of the Board of Directors, the Members of the External Directors' Committee for the 2007-2008 period, as well as the advisor to the Board.
3. The issuance of commercial paper, establishing a maximum amount in circulation and the remuneration of the Holders' Common Representative.
4. Delegate on the Board of Directors the appointment of the External Auditors for the 2007-2008 period.
5. Appointment of two (2) Statutory Auditors and their two (2) alternates for the 2007-2008 period, and establishment of their remuneration and form of payment.
6. A cash dividend of Bs. 78.36 per ordinary share (Bs. 3,918.00 per ADR, at the applicable exchange rate at the time of payment). March 09 and 16, 2007 were set as the last date for beneficial transactions and the dividend payment date, respectively.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, supplies electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Receipts (ADRs) are dealt under the "ELDAY.pk" symbol in the U.S. over-the-counter market and under the "XEDC" symbol in LATIBEX, the international stock market for Latin American securities.

La Electricidad de Caracas
y sus empresas filiales

empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua E.
Director of Investor Relations
Telephone: (58-212) 502-1893/2062
e-mail: edcinversionistas@aes.com

EDC SHAREHOLDERS APPROVED A Bs. 78.36 CASH DIVIDEND

Caracas, Venezuela (March 01, 2007) –C. A. La Electricidad de Caracas (EDC) announced today at the end of its Ordinary Shareholders Meeting held at the Group's offices in Caracas, the approval of a cash dividend of Bs. 78.36 per ordinary share. Shareholders also set March 09 and 16, 2007 as the last date for beneficial transactions and the dividend payment date, respectively.

American Depositary Receipt (ADR) holders will receive Bs. 3,918 per ADR, at the applicable exchange rate at the time of payment.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, supplies electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Receipts (ADRs) are dealt under the "ELDAY.pk" symbol in the U.S. over-the-counter market and under the "XEDC" symbol in LATIBEX, the international stock market for Latin American securities.

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.aes.com or contact AES media relations at media@aes.com.

La Electricidad de Caracas
y sus empresas filiales
empresas AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Persona Contacto:
Juan J. Azpurua E.
Dir. Relaciones con Inversionistas
Teléfono: (58-212) 502-1893/2062
edcinversionistas@aes.com

ASAMBLEA ORDINARIA DE LA EDC APROBÓ DIVIDENDO EN EFECTIVO DE Bs. 78,36 POR ACCIÓN.

Caracas, Venezuela (marzo 01, 2007) – En Asamblea General Ordinaria celebrada este jueves en la sede de la compañía, los accionistas aprobaron la propuesta de la Junta Directiva de pagar un dividendo en efectivo a razón de Bs. 78,36 por acción (Bs. 3.918,00 por ADR).

Asimismo, se fijó el 09 de marzo 2007 como la "Fecha Límite de Transacción con Beneficio" y el día 16 de marzo 2007, como la "Fecha Efectiva de Registro del Beneficio", previa aprobación de la Comisión Nacional de Valores, de acuerdo con la normativa vigente.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una de las compañías de electricidad más grandes del mundo, con ventas de US$ 11 millardos en el 2005 y operaciones en 26 países de los 5 continentes. Sus instalaciones de generación y distribución tienen capacidad de proveer energía a 100 millones de personas en todo el mundo. Cuenta con 14 compañías integradas que totalizaron ventas anuales superiores a los 82.000 GWh y 122 plantas de generación Con 127 plantas de generación y 14 compañías distribuidoras, AES tiene una capacidad instalada de 44.000 MW. Nuestra fuerza laboral de 30.000 personas está comprometida con la excelencia operacional y la satisfacción de las necesidades de crecimiento de energía a nivel mundial. Para mayor información acerca de AES visite: www.aes.com o contactar a AES media relations por: media@aes.com.

ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 7, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of a press release announcing the results of EDC's shareholders meeting held on March 1, 2007, which was disseminated on March 1, 2007.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua E.
Director of Investor Relations
Telephone: (58-212) 502-1893/2062
e-mail: edcinversionistas@aes.com

EDC ORDINARY SHAREHOLDERS' MEETING RESULTS

Caracas, Venezuela (March 01, 2007): C. A. La Electricidad de Caracas (EDC) announced, at the end of its Ordinary Shareholder's Meeting held at the Company's offices in Caracas, the approval of the following points:

1. The Company's Annual Report submitted by the Board of Directors and the Consolidated Financial Statements as of year-end 2006, with the External Auditors' opinion and the Statutory Auditors' Report .
2. Principal and Alternate Members of the Board of Directors, the Members of the External Directors' Committee for the 2007-2008 period, as well as the advisor to the Board.
3. The issuance of commercial paper, establishing a maximum amount in circulation and the remuneration of the Holders' Common Representative.
4. Delegate on the Board of Directors the appointment of the External Auditors for the 2007-2008 period.
5. Appointment of two (2) Statutory Auditors and their two (2) alternates for the 2007-2008 period, and establishment of their remuneration and form of payment.
6. A cash dividend of Bs. 78.36 per ordinary share (Bs. 3,918.00 per ADR, at the applicable exchange rate at the time of payment). March 09 and 16, 2007 were set as the last date for beneficial transactions and the dividend payment date, respectively.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, supplies electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Receipts (ADRs) are dealt under the "ELDAY.pk" symbol in the U.S. over-the-counter market and under the "XEDC" symbol in LATIBEX, the international stock market for Latin American securities.

La Electricidad de Caracas
y sus empresas filiales

empresas AES

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.aes.com or contact AES media relations at media@aes.com.

La Electricidad de Caracas
y sus empresas filiales
empresas AES

INVESTOR RELATIONS BULLETIN

FOR IMMEDIATE RELEASE

From:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Contact:
Juan J. Azpurua E.
Director of Investor Relations
Telephone: (58-212) 502-1893/2062
e-mail: edcinversionistas@aes.com

EDC SHAREHOLDERS APPROVED A Bs. 78.36 CASH DIVIDEND

Caracas, Venezuela (March 01, 2007) –C. A. La Electricidad de Caracas (EDC) announced today at the end of its Ordinary Shareholders Meeting held at the Group's offices in Caracas, the approval of a cash dividend of Bs. 78.36 per ordinary share. Shareholders also set March 09 and 16, 2007 as the last date for beneficial transactions and the dividend payment date, respectively.

American Depositary Receipt (ADR) holders will receive Bs. 3,918 per ADR, at the applicable exchange rate at the time of payment.

C. A. La Electricidad de Caracas and its Affiliates (EDC), an affiliate of the AES Corporation, supplies electrical service mainly to the Caracas Metropolitan Area and is the largest private electrical utility in Venezuela. EDC shares are traded in the Caracas Stock Market. The Company's American Depositary Receipts (ADRs) are dealt under the "ELDAY.pk" symbol in the U.S. over-the-counter market and under the "XEDC" symbol in LATIBEX, the international stock market for Latin American securities.

AES is one of the world's largest global power companies, with 2005 revenues of $11 billion. With operations in 26 countries on five continents, AES's generation and distribution facilities have the capacity to serve 100 million people worldwide. Our 14 regulated utilities amassed 2005 annual sales of over 82,000 GWh and our 122 generation facilities have the capacity to generate approximately 44,000 megawatts. Our global workforce of 30,000 people is committed to operational excellence and meeting the world's growing power needs. To learn more about AES, please visit www.aes.com or contact AES media relations at media@aes.com.

La Electricidad de Caracas
y sus empresas filiales
empresas AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer, San Bernardino
Caracas, Venezuela

Persona Contacto:
Juan J. Azpurua E.
Dir. Relaciones con Inversionistas
Teléfono: (58-212) 502-1893/2062
edcinversionistas@aes.com

ASAMBLEA ORDINARIA DE LA EDC APROBÓ DIVIDENDO EN EFECTIVO DE Bs. 78,36 POR ACCIÓN.

Caracas, Venezuela (marzo 01, 2007) – En Asamblea General Ordinaria celebrada este jueves en la sede de la compañía, los accionistas aprobaron la propuesta de la Junta Directiva de pagar un dividendo en efectivo a razón de Bs. 78,36 por acción (Bs. 3.918,00 por ADR).

Asimismo, se fijó el 09 de marzo 2007 como la "Fecha Límite de Transacción con Beneficio" y el día 16 de marzo 2007, como la "Fecha Efectiva de Registro del Beneficio", previa aprobación de la Comisión Nacional de Valores, de acuerdo con la normativa vigente.

C. A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos de América en el mercado "over-the-counter", bajo el símbolo: "ELDAY.pk" y en el mercado internacional para valores latinoamericanos - "LATIBEX" bajo el símbolo: "XEDC".

AES es una de las compañías de electricidad más grandes del mundo, con ventas de US$ 11 millardos en el 2005 y operaciones en 26 países de los 5 continentes. Sus instalaciones de generación y distribución tienen capacidad de proveer energía a 100 millones de personas en todo el mundo. Cuenta con 14 compañías integradas que totalizaron ventas anuales superiores a los 82.000 GWh y 122 plantas de generación Con 127 plantas de generación y 14 compañías distribuidoras, AES tiene una capacidad instalada de 44.000 MW. Nuestra fuerza laboral de 30.000 personas está comprometida con la excelencia operacional y la satisfacción de las necesidades de crecimiento de energía a nivel mundial. Para mayor información acerca de AES visite: www.aes.com o contactar a AES media relations por: media@aes.com.

END